Filed by: Fortive Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fortive Corporation

Commission File No.: 001-37654

SPLIT-OFF EXCHANGE OFFER FOR FORTIVE’S AUTOMATION AND SPECIALTY BUSINESS

On August 28, 2018, Fortive commenced an exchange offer related to the split-off of its automation and specialty platform (excluding Fortive’s Hengstler and Dynapar businesses) (the “A&S Business”). The split-off is in connection with Fortive’s announcement on March 7, 2018, that Fortive will separate its A&S Business and then combine it with Altra Industrial Motion Corp. (“Altra”). The terms of the transaction call for Fortive to separate its A&S Business through the split-off of its subsidiary, Stevens Holding Company, Inc., and to immediately merge Stevens Holding Company, Inc. with a subsidiary of Altra. Fortive will provide indicative calculated per share values and exchange ratios for each of the trading days that the exchange offer is open. The final exchange ratio is expected to be calculated using the volume weighted average stock prices (“VWAP”) of Fortive and Altra on September 19, 2018, September 20, 2018 and September 21, 2018, and is expected to be announced by 9:00 a.m., New York City time, on September 24, 2018, the second to last full trading day prior to the expiration date of the exchange offer, unless the exchange offer is extended or terminated. The exchange offer will expire at 8:00 a.m. on September 26, 2018, unless the offer is extended or terminated. Further information regarding the exchange offer can be found using the links below.

Date:	September 20, 2018, 4:10 pm ET

Fortive VWAP:	$87.1557

Altra VWAP:	$42.5473

Indicative Exchange Ratio:	2.2076

Exchange Ratio Limit:	2.3203

Exchange Ratio Limit in Effect:	No

Other Related Information

•	Prospectus: https://investors.fortive.com/sites/fortive.investorhq.businesswire.com/files/doc_library/file/Prospectus_2018.pdf

•

August 28, 2018, Fortive Commences Split-Off Exchange Offer for its Automation and Specialty Business in Connection with Altra Transaction: https://investors.fortive.com/press-release/acquisitions-divestitures/fortive-commences-split-exchange-offer-its-automation-and

•

March 27, 2018, Fortive Announces Agreement to Combine Automation and Specialty Businesses with Altra Industrial Motion Corp.: https://www.sec.gov/Archives/edgar/data/1659166/000119312518072891/d544024dex991.htm

•	Letter of Transmittal: https://investors.fortive.com/sites/fortive.investorhq.businesswire.com/files/doc_library/file/LetterofTransmittal.pdf

•	Notice of Guaranteed Delivery: https://investors.fortive.com/sites/fortive.investorhq.businesswire.com/files/doc_library/file/NoticeofGuaranteedDelivery.pdf

•	Notice of Withdrawal: https://investors.fortive.com/sites/fortive.investorhq.businesswire.com/files/doc_library/file/NoticeofWithdrawal.pdf

•	Exchange and Transmittal Information Booklet: https://investors.fortive.com/sites/fortive.investorhq.businesswire.com/files/doc_library/file/lnformation_Booklet.pdf

Table of Historical Indicative Calculated Per-Share Values

This table below shows VWAPs and historical indicative calculated per-share values for shares of Fortive common stock and shares of Altra common stock, and the corresponding indicative exchange ratio, beginning on the third trading day of the exchange offer period, calculated as though that day were the last Valuation Date of this exchange offer. On each day before the first Valuation Date commencing on the second trading day of the exchange offer, the information in the table will be updated by 4:30 p.m., New York City time, except that no indicative calculated per-share values or indicative exchange ratios will be provided for the first two trading days of the exchange offer period, as such values require daily VWAP data for three trading days.

During the first two Valuation Dates, when the values of Fortive common stock and Altra common stock are calculated for the purposes of the exchange offer, the website will provide indicative exchange ratios that will be calculated based on the indicative per-share values using actual trading data, as calculated by Fortive based on data obtained from Bloomberg L.P., which will equal: (i) on the first Value Date, the daily VWAP of Fortive common stock and Altra common stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of Fortive common stock and the Altra common stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Value Date. During the first two Valuation Dates, the indicative exchange ratios and calculated per-share values will be updated at 4:30 p.m., New York City time. This information may reflect up to a 30-minute reporting and upload delay.

The final exchange ratio will be available by 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date of the Exchange Offer.

	Fortive Common Stock		Altra Common Stock		Altra Common Stock Indicative Exchange Ratio Showing Number of Shares of Altra Common Stock to be Exchanged Per Share Tendered (1)

	VWAP	Indicative Calculated Per-Share Value	VWAP	Indicative Calculated Per-Share Value

1 8/28/2018	$82.0770	N/A*	$38.5160	N/A*	N/A*

2 8/29/2018	$83.5168	N/A*	$38.1903	N/A*	N/A*

3 8/30/2018	$84.1177	$83.2372	$38.5582	$38.4215	2.3548

4 8/31/2018	$83.9757	$83.8701	$38.8138	$38.5208	2.3666

5 9/4/2018	$83.3506	$83.8147	$38.6384	$38.6701	2.3559

6 9/5/2018	$84.2984	$83.8749	$38.9050	$38.7857	2.3506

7 9/6/2018	$84.1461	$83.9317	$38.7999	$38.7811	2.3524

8 9/7/2018	$84.5238	$84.3228	$38.9945	$38.8998	2.3562

9 9/10/2018	$84.7201	$84.4633	$39.0618	$38.9521	2.3569

10 9/11/2018	$84.9541	$84.7327	$38.6995	$38.9186	2.3665

11 9/12/2018	$85.2746	$84.9829	$38.7032	$38.8215	2.3794

12 9/13/2018	$86.3227	$85.5171	$39.0395	$38.8141	2.3948

13 9/14/2018	$86.8011	$86.1328	$39.6719	$39.1382	2.3921

14 9/17/2018	$87.2065	$86.7768	$40.5730	$39.7615	2.3722

15 9/18/2018	$87.1085	$87.0387	$41.5664	$40.6038	2.3300

16 9/19/2018	$86.2587	$86.2587	$42.8387	$42.8387	2.1887

17 9/20/2018	$87.1557	$86.7072	$42.5473	$42.6930	2.2076

18 9/21/2018

19 9/24/2018

20 9/25/2018

(1)

Subject to proration. See the section in the Prospectus titled “The Exchange Offer- Terms of this Exchange Offer- Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Fortive Common Stock.”

*

No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the exchange offer period as such valued required daily VWAP data for three trading days. Source: Bloomberg Finance L.P.

Bloomberg Screen Images of Fortive and Altra VWAPs

The screen images depicted the daily VWAP (as described in Stevens Holding Company’s Prospectus- Questions and Answers About This Exchange Offer and the Transactions) on the New York Stock Exchange and the NASDAQ Global Market, as applicable, as published by Bloomberg L.P. on Bloomberg pages “FTV UN<Equity>VAP” and “AIMC UW<Equity>VAP.” Screen images used with the permission of Bloomberg L.P.

GRAB

FTV UN Equity | 98) Actions ▾ | 99) Settings ▾ | Price and Volume Dashboard

09:30 09/20/18 - Price Filter - Calculation Bloomberg Definition

16:03 09/20/18 Vol Filter - Amount @ Part%

Calculation	VWAP	Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	87.1557	1,596,477	139.142MLN	5,093	313	0.334007
Custom	87.1557	1,596,477	139.142MLN	5,093	313	0.334007

1) Summary | 2) Top Trades (AQR) | 3) Volume at Price (VAP) | 4) Trade Summary Matrix (TSM)

11) By Trade Side

Interval 0.05 Type Volume | 21) Charts

PDF Line
Bid Volume
Mid Volume
Ask Volume
VWAP
0.6M
0.5M
0.4M
0.3M
0.2M
0.1M
0
86.40
86.60
86.80
87.00
87.20
87.40
87.60

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2018 Bloomberg Finance L.P.
SN 854891 H342-4807-0 20-Sep-18 16:10:11 EDT GMT-4:00

GRAB

AIMC UW Equity | 98) Actions | 99) Settings | Price and Volume Dashboard

09:30 09/20/18 - Price Filter - Calculation Bloomberg Definition

16:01 09/20/18 Vol Filter - Amount @ Part%

Calculation	VWAP	Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	42.5473	635,847	27.054MLN	3,080	206	0.206580
Custom	42.5473	635,847	27.054MLN	3,080	206	0.206580

1) Summary | 2) Top Trades (AQR) | 3) Volume at Price (VAP) | 4) Trade Summary Matrix (TSM)

11) By Trade Side

Interval 0.05 Type Volume | 21) Charts

PDF Line
Bid Volume
Mid Volume
Ask Volume
VWAP
0.1M
80000
60000
40000
20000
0
42.20
42.40
42.60
42.80
43.00

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2018 Bloomberg Finance L.P.
SN 854891 H342-4807-0 20-Sep-18 16:10:29 EDT GMT-4:00

Questions and requests for assistance or for additional copies of the exchange offer, the letter of transmittal and other exchange offer materials may be directed to the information agent at its telephone number and address listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.

The information agent for the exchange offer is:

38 Wall Street

New York, NY 10005

Telephone: (800) 515-4479

Email:

Forward-Looking Statements

Statements on this page that are not strictly historical, including statements regarding the anticipated timing and terms of the exchange offer related to the split-off of the A&S Business and the combination of such business with Altra (the “Transaction”) and any other statements regarding events or developments that Fortive believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Fortive and Altra to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain Altra stockholder approval and the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Fortive’s business, and the risk of deterioration of or instability in the business performance of the A&S Business or Altra, of their respective served markets or in the general economy. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Fortive’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date hereof and Fortive assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Altra, Fortive’s A&S Business or Fortive. In connection with the Transaction, Stevens Holding Company, Inc. has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Fortive, and Altra has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. Altra has also filed a definitive proxy statement which has been sent to the Altra stockholders in connection with their vote required in connection with the Transaction. Investors and security holders are urged to read the registration statements, the prospectus, the proxy statement and any other relevant documents, because they contain important information about Altra, the A&S Business of Fortive and the Transaction. The registration statements, the prospectus, the proxy statement and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov (http://www.sec.gov). These documents can also be obtained free of charge from Fortive upon written request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005, or by calling (800) 515-4479 or upon written request to Altra Industrial Motion, Corp., Investor Relations, 300 Granite Street, Suite 201, Braintree, MA 02184 or by calling (781) 917-0541.

Tender Offer Documents

On August 28, 2018, Fortive filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the A&S Business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement because it contains important information about the Transaction. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Fortive with the SEC on the SEC’s web site at www.sec.gov (http://www.sec.gov). The tender offer statement and other documents may also be obtained free of charge from Fortive by directing a request to D.F. King & Co. Inc., 38 Wall Street, New York, NY 10005 or by calling (800) 515-4479.

Participants in the Solicitation

Altra, Fortive, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Altra stockholders in respect of the Transaction under the rules of the SEC. Information regarding Altra’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and in its definitive proxy statement filed with the SEC on August 6, 2018, in connection with the Transaction. Information regarding Fortive’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 28, 2018, and in its definitive proxy statement filed with the SEC on April 16, 2018, in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the registration statements, the prospectus, the proxy statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.